FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 7, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO AND CARE INTERNATIONAL TO PARTNER

FOR SUSTAINABLE COMMUNITY DEVELOPMENT IN DR CONGO

Toronto, Canada – February 6, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce that it has formed a partnership with CARE to promote sustainable development at the communities near its operations in South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”).

The partnership will significantly enhance and provide a comprehensive framework for the activities of the Banro Foundation, which is the Company’s vehicle for investing directly in local social and economic development. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements.

CARE will lead a needs assessment mission to the communities of Twangiza, Lugushwa and Namoya during the second quarter of 2008. CARE proposes using the United Nations’ Millennium Development Goals to focus Banro’s community development efforts, with the goal of creating long-term sustainable economic and social benefits for the communities near Banro’s operations.

Mike Prinsloo, CEO of Banro Corporation, said: “We are very pleased to collaborate with CARE. In addition to being a world leader in community development, CARE has a professional approach that complements Banro’s own business philosophy. CARE’s experience in a broad range of sectors will allow the Banro Foundation to address not only education, basic health and infrastructure needs, but such challenges as the empowerment of women, private sector development, high child mortality rates and HIV/AIDS, malaria and TB prevention and treatment.”

Caroline Marrs, Vice-President for International Programs of CARE Canada commented: “CARE believes that positively influencing Canadian companies working internationally is both possible and vital. CARE can bring its expertise to improve the chances for achieving sustainable positive outcomes at the community level. As well, CARE believes it can and should engage with its partners to consider the impact of their presence and operations more broadly - notably on governance and human rights - and work with them to make pro-poor changes to business models and practices. Banro is an appropriate partner for CARE as it has demonstrated a serious commitment to community development through the activities of its Foundation and its success in creating capacity-building jobs and opportunities for local Congolese.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, South Africa, Tel: (27) 11 480-4906/4940; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.